UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 07 May 2013

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE	7 MAY 2013

ALLIED IRISH BANKS, P.L.C. ("AIB")
INTERIM MANAGEMENT STATEMENT

TRADING & FUNDING UPDATE

Strategic actions taken in 2012 have delivered an improvement in the Bank's overall operating performance in the first quarter of 2013.   Product repricing has had a continued positive effect on the net interest margin (NIM) in the first quarter, the second consecutive quarter of progress on NIM.   This repricing and the ending of the Eligible Liabilities Guarantee Scheme (ELG) for new liabilities announced on 26 February and effective as of 28 March 2013 are expected to benefit operating income for the remainder of 2013 and beyond.

Cost reduction remains a priority at the Group and the benefits of the initiatives undertaken in 2012 are beginning to be seen. For the quarter, both staff costs and other expenses are materially lower year on year, as expected.

AIB is on track to achieve its target of returning to pre-provision operating profit for the full year 2013.

€19.6bn* of non-core deleveraging was completed by the end of first quarter of 2013, which is c. 95% of the year end 2013 €20.5bn non-core deleveraging target as originally set by the Central Bank of Ireland. AIB expects to have fully achieved the non-core deleveraging target by the 3rd quarter of 2013 at levels comfortably within the PCAR 2011 capital assumptions.

Following growth of €2.9bn in 2012, customer accounts continued to increase in the first quarter of 2013 and there has been no material impact on balances as a result of the expiry of the ELG.  This ongoing progress in deleveraging and growth in customer accounts has driven continued improvement in the Group's loan to deposit ratio to c. 110%. Use of Monetary Authority funding has further reduced by €2.6bn since December 2012 to €19.6bn as of end March 2013.

ASSET QUALITY

The Group's loan portfolios are performing in line with expectations and bad debt provisions for 2013 are expected to trend significantly lower from levels in 2012 based on current expected economic performance. Continued progress has been made in the first quarter of 2013 in relation to offering sustainable permanent solutions for mortgage and SME customers in financial difficulty and we are committed to meeting or exceeding the targets set by the Central Bank of Ireland in relation to mortgage arrears.

CAPITAL

AIB's capital ratios remain strong.  Risk Weighted Assets have reduced, driven by further deleveraging in the first quarter of 2013 and the Group's core tier one capital ratio was 15.0% at the end of March 2013.

-ENDS-
*Includes assets traded but not settled at end of March 2013

For further information please contact:

Enda Johnson	Niamh Hennessy
Head of Corporate Affairs & Strategy	Media Relations Manager
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-7726010	Tel: +353-1-7721382
email: enda.m.johnson@aib.ie	Email : niamh.n.hennnessy@aib.ie

Forward Looking Statements
Important Notice
This interim management statement should be considered in parallel with AIB's Annual Financial Report for 2012, a copy of which including full disclosures and notes to the financial statements can be found at the following link:
www.aib.ie/investorrelations

A number of statements in this interim management statement are not be based on historical fact but are "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933 (as amended) and Section 21E of the US Securities Exchange Act of 1934 (as amended), with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group. In particular, among other statements, with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in International Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'may', 'could', 'will', 'seek', 'continue', 'should', 'assume', or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group's future financial position, income growth, loan losses, business strategy, projected costs, capital ratios, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These 'Risk factors' include, but are not limited to the Group's access to funding and liquidity which is adversely affected by the financial instability within the Eurozone, contagion risks disrupting the financial markets, constraints on liquidity and market reaction to factors affecting Ireland and the Irish economy, the Group's markets, particularly for retail deposits, at risk from more intense competition, the Group's business being adversely affected by a further deterioration in economic and market conditions, general economic conditions being very challenging for our mortgage and other lending customers and increase the risk of payment default, the depressed Irish property prices may give rise to increased losses experienced by the Group, the Group faces market risks, including non-trading interest rate risk, the Group is subject to rigorous and demanding Government supervision and oversight, the Group may be subject to the risk of having insufficient capital to meet increased regulatory requirements, the Group's business activities must comply with increasing levels of regulation, the Group's participation in the NAMA Programme gives rise to certain residual financial risks, the Group may be adversely affected by further austerity and budget measures introduced by the Irish Government, the value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time, or may ultimately not turn out to be accurate, the Group's deferred tax assets depend substantially on the generation of future profits over an extended number of years, adverse changes to tax legislation, regulatory requirements or accounting standards could impact capital ratios, the Group is subject to inherent credit risks in respect of customers, the Group faces heightened operational and reputational risks, the restructuring of the Group entails risk, the Group's risk management strategies and techniques may be unsuccessful, risk of litigation arising from the Group's activities. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. AIB cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events referenced in this Interim Management Statement may not occur. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date: 07 May 2013

By: ___________________

                                                                                                                                             Paul Stanley
              Acting Chief Financial Officer
       Allied Irish Banks, p.l.c.